SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C.  20549


                                   SCHEDULE 13D


                     Under the Securities Exchange Act of 1934
                                 (Amendment No. 2)


                             Corvas International, Inc.
                                 (Name of Issuer)


                            Common Stock, no par value
                          (Title of Class of Securities)


                                    221005101
                                 (CUSIP Number)








                               William J. Silbey, Esq.
                             Schering-Plough Corporation
                                  One Giralda Farms
                               Madison, NJ  07940-1000
                                 (201) 822-7000
           (Name, Address and Telephone Number of Person
Authorized
                         to Receive Notices and Communications)


                                December 19, 1994
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:


_____

Check the following box if a fee is being paid with this
Statement:


_____
                                  SCHEDULE 13D



CUSIP No.  221005101


 (1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Schering Corporation

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a)
_____

                                                                     (b)
_____

 (3)  SEC USE ONLY


 (4)  SOURCE OF FUNDS

           WC

 (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


_____

 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION


           New Jersey

                        (7)  SOLE VOTING POWER
  NUMBER OF SHARES                  1,250,000
  BENEFICIALLY OWNED
  BY EACH REPORTING     (8)  SHARED VOTING POWER
  PERSON WITH                       None

                        (9)  SOLE DISPOSITIVE POWER
                                    1,250,000

                       (10)  SHARED DISPOSITIVE POWER
                                    None

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,250,000

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
SHARES*

_____

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           8.4%

(14)  TYPE OF REPORTING PERSON*
           CO

                           * SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1.  Security and Issuer.

     The class of equity securities to which this Statement on
Schedule 13D relates is the common stock, no par value (the "Common Stock"), of Corvas International, Inc., a Delaware corporation (the "Issuer"), with its principal executive offices located at 3030 Science Park Road, San Diego, California 92121.

Item 2.  Identity and Background.

     This Statement is being filed by Schering Corporation (the
"Reporting Person"), a New Jersey corporation and a wholly owned subsidiary of Schering-Plough Corporation, a New Jersey corporation ("SPC").

     The Reporting Person is engaged in the manufacturing and marketing of prescription drugs in the United States and has its principal office at 2000 Galloping Hill Road, Kenilworth, New Jersey 07930. SPC is a holding company whose operating subsidiaries are engaged in the discovery, development, manufacturing and marketing of pharmaceutical and health care products and has its principal office at One Giralda Farms, Madison, New Jersey 07940-1000.

     For information required by instruction C to Schedule 13D with respect to the directors and executive officers of the Reporting
Person and SPC, reference is made to Schedule I attached hereto which is incorporated herein by reference.

     During the last five years, none of the Reporting Person, SPC nor any person named in Schedule I attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     The aggregate amount of funds required for the purchase of 1,000,000 shares of the Issuer's Series A Convertible Preferred Stock, par value $.001 per share (the "Series A Preferred Stock"), was $5 million. The Reporting Person obtained such funds from working capital.

     The aggregate amount of funds required for the purchase of 250,000 shares of the Issuer's Series B Convertible Preferred Stock, par value $.001 per share (the "Series B Preferred Stock"), was $2 million. The Reporting Person obtained such funds from working capital.

Item 4.  Purpose of Transaction.

     On December 19, 1994, the Reporting Person purchased 1,000,000 shares of Series A Preferred Stock from the Issuer pursuant to the terms of the Share Purchase Agreement, dated as of December 14, 1994 (the "Purchase Agreement"), between the Reporting Person and the Issuer.

     Each share of Series A Preferred Stock is convertible at the option of the holder into one share of Common Stock, subject to anti-dilution adjustments in the event that the Issuer combines or subdivides the Common Stock, declares a dividend or other distribution on the Common Stock payable in securities of the Issuer (other than Common Stock) or in securities of its subsidiaries or in the event of any reorganization or reclassification of the Issuer's capital stock. In addition, the Series A Preferred Stock will automatically be converted into Common Stock at the conversion rate then in effect upon the tenth consecutive trading day for which the average of the high and low sales prices per share of Common Stock on the Nasdaq National Market (or any national securities exchange on which the Common Stock is then traded) is equal to or greater than $7.50.

     The Series A Preferred Stock is entitled to dividends at the rate of $.40 per share per annum, subject to the foregoing anti-dilution adjustments, when, as and if declared by the Issuer's Board of Directors. Dividends on the Series A Preferred Stock are cumulative and accrue annually on the Series A Preferred Stock, whether or not earned or declared. The Series A Preferred Stock votes together with the Common Stock as a single class. Each share of Series A Preferred Stock is entitled to that number of votes equal to the number of shares of Common Stock into which such share could then be converted.

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Issuer, the holders of Series A Preferred Stock are entitled to be paid, pro rata, out of the assets of the Issuer available for distribution to its shareholders, before any payment is made in respect of any other class or series of stock ranking junior to the Series A Preferred Stock, an amount equal to $5.00 per share, plus any declared but unpaid dividends on such share, and no more.

     Subject to the terms and conditions of the Purchase Agreement, in the event that the Reporting Person exercised the Option, the Reporting Person had agreed to purchase up to an additional
250,000 shares of the Issuer's capital stock having an aggregate value of $2,000,000 as follows:

(a) In the event that the average of the high and low sales prices per share of Common Stock on the Nasdaq National Market (or any national securities exchange on which the Common Stock is then traded) for the five consecutive trading days ending on the second trading day immediately prior to the date of the closing (the "Option Closing") under the Option (the "Average Issuer Price") was equal to or greater than $8.00, then at the Option Closing the Reporting Person was required to purchase that number of shares of Common Stock having an aggregate value of $2,000,000 at a price per share equal to the Average Issuer Price; or

(b) In the event that the Average Issuer Price was less than $8.00, then at the Option Closing the Reporting Person was required to purchase 250,000 shares of Series B Convertible Preferred Stock, par value $.001 per share, of the Issuer at a price of $8.00 per share. The terms of the Series B Preferred Stock would be substantially identical to the terms of the Series A Preferred Stock, including the convertibility of such shares into shares of Common Stock.

     On December 13, 1996, the Reporting Person exercised the
Option, and on December 23, 1996 the Reporting Person purchased
250,000 shares of Series B Preferred Stock from the Issuer.

     Except as described above, pursuant to the terms of the Purchase Agreement, the Reporting Person is prohibited from directly or indirectly acquiring, or offering or agreeing to acquire, shares of Common Stock, any securities convertible into or exchangeable for Common Stock or any other right to acquire Common Stock without the prior written consent of the Issuer, except that the Reporting Person may purchase securities of the Issuer to the extent necessary to maintain its pro rata percentage ownership of the Issuer's outstanding capital stock. In addition, pursuant to the Purchase Agreement, the Reporting Person is prohibited from selling, contracting to sell, granting any option to purchase or otherwise disposing of any securities of the Issuer held by it until the earlier of (a) the completion of any research programs to be conducted under the Collaboration Agreement (as defined below), or (b) December 14, 1999.

     Pursuant to the Purchase Agreement, the Issuer has granted to the Reporting Person certain piggyback and demand registration rights with respect to the shares of Common Stock issuable upon conversion of, or with respect to, the Series A Preferred Stock and the Series B Preferred Stock.

     A copy of the Purchase Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

     Simultaneously with the execution and delivery of the Purchase Agreement, the Issuer, the Reporting Person and Schering-Plough Ltd., a Swiss corporation (collectively with the Reporting Person, "Schering"), entered into an Agreement, dated as of December 14, 1994 (the "Collaboration Agreement"), regarding the collaborative development of inhibitors of thrombin, a blood clotting enzyme, and, under certain circumstances described below, inhibitors of Factor Xa, a blood coagulation enzyme. Pursuant to the terms of the Collaboration Agreement, the Issuer granted Schering an exclusive worldwide license to the Issuer's thrombin inhibitor patent and proprietary rights and know-how to commercialize thrombin inhibitors. Upon consummation of the acquisition of the Series A Preferred Stock by the Reporting Person, Schering made an initial payment of $5,000,000 to the Issuer in consideration of the grant of such license.

     Pursuant to the terms of the Collaboration Agreement, the Issuer granted Schering an exclusive option (the "Option"), exercisable until December 14, 1995, unless extended as described below, to acquire an exclusive worldwide license to the Issuer's Factor Xa inhibitor patent and proprietary rights and know-how to commercialize Factor Xa inhibitors. The Collaboration Agreement provides that Schering will pay the Issuer $5,000,000 within 30 days of Schering's exercise of the Option in consideration of the grant of such license. Under the Collaboration Agreement, in the event that Schering pays $1,000,000 to the Issuer prior to the expiration of the Option, the period during which the Option must be exercised will be extended until December 14, 1996.

     The Collaboration Agreement provides for equity, license fee, research support and milestone payments to be made by Schering to the Issuer aggregating up to $80,000,000 in the event that specified development milestones are achieved and new products targeting both thrombin and Factor Xa are successfully commercialized. The Collaboration Agreement also provides for the payment by Schering to the Issuer of royalties on sales of products resulting from the collaboration.

     A copy of the Collaboration Agreement is attached hereto as
Exhibit 2 and is incorporated herein by reference.

     Other than as described above and as otherwise contemplated by the Purchase Agreement or the Collaboration Agreement, the Reporting Person has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although the Reporting Person reserves the right to develop such plans).

     The descriptions herein of the Purchase Agreement and the Collaboration Agreement are qualified in their entirety by reference to such agreements, copies of which are attached hereto as Exhibits 1 and 2, respectively.

Item 5.  Interest in Securities of the Issuer.

  (a) According to the Issuer's Quarterly Report on From 10-Q for the period ended September 30, 1996, 13,708,747 shares of Common Stock were issued and outstanding as of October 31, 1996. As described in Item 4 of this Statement, the Reporting Person may be deemed to be the beneficial owner of up to 1,250,000 shares of Common Stock (assuming the conversion of the Class A Preferred
Stock into 1,000,000 shares of Common Stock and the conversion of the Class B Preferred Stock into 250,000 shares of Common Stock, representing 8.4% of the outstanding shares of Common Stock (after giving effect to the conversion of the Class A Preferred Stock into 1,000,000 shares of Common Stock and the Class B Preferred Stock into 250,000 shares of Common Stock).

  (b) The Reporting Person has sole power to vote or direct the vote and to dispose or direct the disposition of the shares of Common Stock stated to be beneficially owned by the Reporting
Person in Item 5(a).

  (c) Except as described herein, none of the Reporting Person, SPC nor any other person referred to in Schedule I attached hereto has effected any transactions in the Common Stock during the past sixty days.

  (d) The Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Preferred Stock and Class B
Preferred Stock beneficially owned by it (and the underlying shares of Common Stock stated to be beneficially owned by it in
Item 5(a)).

  (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

     Except as set forth in Item 4 above and except for the Purchase Agreement and the Collaboration Agreement, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

  1.  Purchase Agreement*
  2.  Collaboration Agreement.**
  3.  Exhibits A through I of Collaboration Agreement.**

  *   Previously filed.
  ** Previously filed with certain portions intentionally omitted due to the confidential nature thereof and filed separately with the Securities and Exchange Commission.



                              SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: January 2, 1996


                                    SCHERING CORPORATION

                                By: /s/ William J. Silbey
                                    William J. Silbey
                                    Secretary




                              SCHEDULE I


A.  DIRECTORS AND EXECUTIVE OFFICERS OF SCHERING CORPORATION

    The name, business address and present principal occupation or employment of each of the directors and executive officers of Schering Corporation are set forth below. Each person identified below is an officer of Schering Corporation and is an employee of a subsidiary of Schering-Plough Corporation. The business address of each person identified below is Schering-Plough Corporation, One Giralda Farms, Madison, NJ 07940-1000. Directors are identified by an asterisk. Unless otherwise indicated below, all directors and officers listed below are citizens of the United States.

                             Present Principal Occupation or
Name and Citizenship                     Employment

Alfredo M. Blanco       Vice President

E. S. Brokken, D.M.V.   Vice President

Leonard Camarda         Vice President

Raul E. Cesan*          President and Chairman of the Board (See
(Argentina)             also Item B below)

Joseph C. Connors       Vice President (See also Item B below)

Hugh A. D'Andrade       Vice President (See also Item B below)

Martin Driscoll         Vice President

Alexander Giaquinto     Vice President

Kathleen Hurtado        Vice President

Raman Kapur             Vice President
(India)

Thomas H. Kelly         Vice President (See also Item B below)

Raul Kohan              Vice President

Hans-Jorg Kummer        Vice President
(Switzerland)

Thomas C. Lauda*        Vice President

Jay L. Ludwig           Assistant Treasurer

Robert S. Lyons         Vice President (See also Item B below)

E. Kevin Moore          Vice President and Treasurer (See also Item
                        B below)

Paula Morgan            Vice President

James R. Nelson         Vice President

Daniel A. Nichols       Vice President and Assistant Treasurer (See
also Item B below)

John E. Nine            Vice President (See also Item B below)

Gordon C. O'Brien       Vice President (See also Item B below)

Cecil B. Pickett, PhD   Vice President

David Poorvin           Vice President

Bruce Rodda             Vice President

John P. Ryan            Vice President

Robert J. Spiegel       Vice President

William J. Silbey       Vice President and Secretary (See also Item
                        B below)

Arleen P. Skuya         Assistant Secretary

Donald J. Soriero       Assistant Treasurer

Jonathan Spicehandler   Vice President

Colin Turnbull          Vice President

Hugo Wahnish            Vice President
(Argentina)

Anthony Wolfe           Vice President

Jack L. Wyszomierski    Vice President (See also Item B below)

Richard W. Zahn*        Vice President
B.  DIRECTORS AND EXECUTIVE OFFICERS OF SCHERING-PLOUGH
    CORPORATION

    The name, business address and present principal occupation or employment of each of the directors and executives officers of Schering-Plough Corporation are set forth below. Unless otherwise indicated, each person identified below is employed by a subsidiary of Schering-Plough Corporation and the address of each individual identified below is Schering-Plough Corporation, One Giralda Farms, Madison, New Jersey 07940-1000. Directors are identified by an asterisk. Unless otherwise indicated below, all directors and executive officers listed below are citizens of the United States.

Name and Address                Present Principal Occupation or
  (Citizenship)                          Employment

Hans W. Becherer*        Chairman and Chief Executive Officer of
Deere & Company          Deere & Company (a manufacturer of mobile
John Deere Road          power machinery and a supplier of
Moline, IL  61265        financial and health care services)

Raul E. Cesan            Executive Vice President; President of
(Argentina)              Schering-Plough Pharmaceuticals (See also
                         Item A above)

Donald R. Conklin        Executive Vice President; Chairman of
                         Schering-Plough HealthCare Products

Joseph C. Connors        Executive Vice President and General
                         Counsel

Hugh A. D'Andrade*       Vice Chairman and Chief Administrative
                         Officer

Geraldine U. Foster      Senior Vice President - Investor Relations
                         and Corporate Communications

David C. Garfield*       Retired

Regina E. Herzlinger*    Professor of Business Administration,
Harvard Business School  Harvard Business School
Soldiers Field Road
Baker Library 163
Boston, MA  02163

Thomas H. Kelly          Vice President and Controller

Richard J. Kogan*        President and Chief Executive Officer

Robert P. Luciano*       Chairman of the Board

Robert S. Lyons          Vice President - Corporate Information
                         Services

E. Kevin Moore           Vice President and Treasurer

H. Barclay Morley*       Retired

General Carl E. Mundy*   Retired

Daniel A. Nichols        Senior Vice President - Taxes

John Nine                Vice President

Gordon C. O'Brien        Senior Vice President - Human Resources

Richard de J. Osborne*   Chairman, Chief Executive Officer and
ASARCO, Inc.             President of ASARCO Incorporated (non-
180 Maiden Lane          ferrous metals producer)
New York, NY  10038

Patricia F. Russo*       Executive Vice President, Chief Staff
Lucent Technologies      Officer
600 Mountain Road
Room 6A501
Murray Hill, NJ  07974

William A. Schreyer*     Retired

William J. Silbey        Staff Vice President, Secretary and
                         Associate General Counsel

R. J. Ventres*           Retired

Robert F. W. van Oordt*  Retired
(The Netherlands)

James Wood*              Chairman and Chief Executive Officer of
The Great Atlantic &     The Great Atlantic & Pacific Tea Company,
Pacific Tea Co., Inc.    Inc. (supermarkets)
2 Paragon Drive
Montvale, NJ  07645
(England)

Jack L. Wyszomierski     Executive Vice President and Chief
                         Financial Officer

25546-1/25713-1 (Edgar)